Exhibit 99.1


                       Eidos plc: Trading Update


    LONDON--(BUSINESS WIRE)--July 30, 2003--Eidos plc (LSE:EID.L) (Nasdaq:EIDSY), one of the world's leading developers and publishers of entertainment software, today provides a trading update in respect of the outcome for the financial year to June 30, 2003, in accordance with the Company's earlier statement of June 27th.

    Trading Update

    As a consequence of shipping all but 500,000 of the Tomb Raider:
The Angel of Darkness games originally planned for the financial year, strong sell through of products shipped in the last quarter and increased license activity, the Company believes it will now meet the original market expectation for operating profit pre goodwill for the financial year to June 30, 2003 that prevailed prior to its announcement of June 27th.
    Tomb Raider: The Angel of Darkness successfully launched in the U.S. on PS2 on June 20th while the PC version for the U.S. and European markets was launched during the week commencing June 30th. In its June 27th announcement, the Company confirmed that it was in the final stages of approval for the multi-language versions of the European PS2 game. Given the close proximity of final approval to the Company's financial year-end, Eidos reported that there was a risk that the shipping of up to one million units may slip from June to July. As stated above, Eidos is pleased to confirm that it shipped all expected units in the year with the exception of 500,000 units that shipped in early July.
    Sell through to date has been in line with management expectations. The game is expected to benefit from the launch of the Tomb Raider film sequel, "The Cradle of Life," released by Paramount Pictures on July 25th in the U.S. and on August 22nd in Europe.

    Tomb Raider Franchise

    On July 15th, the Company announced that Jeremy Heath-Smith was stepping down as its Development Director and as Managing Director of Core Design. Since then, the Board has been conducting a review of the Tomb Raider franchise and the studio operations of Core Design. In recognition of the Company's need continually to enhance the value and maximize the commercial opportunity of one of its key franchises, for which all intellectual property rights belong to Eidos, the Board has concluded that it will transfer development of the franchise to its Crystal Dynamics studio in the U.S. The next Tomb Raider game is scheduled to release during the financial year to June 30, 2005. In the light of this decision, the Company will now be evaluating the Core Design studio's on-going direction and contribution as part of the Group's overall development capabilities.

    Finance Update

    The Company continues to enjoy a strong cash position, which now includes approximately GBP 11.4 million relating to a provisional tax repayment from the Inland Revenue which has recently been agreed. Consequently, it is expected that there will be a small tax credit, and in turn a significant increase in net profit, for the year ended June 30, 2003. The Company will continue to focus on its forward looking tax rates with a view to providing a firmer outlook as part of its preliminary results announcement.

    Market Outlook and Title Portfolio

    The Company believes that the outlook for the games market as a whole and its continued growth are promising. The Company also believes that its strong portfolio of titles will enable Eidos to grow its operating profits for the year to June 30, 2004 well ahead of the expected games market growth rates. A full update on the outlook for 2004 will be provided when the Company announces preliminary results for the year to June 30, 2003 on September 4th.
    Eidos has a strong lineup of new releases planned for the coming year. These will include Italian Job for Europe, Commandos 3: Berlin, Backyard Wrestling: Don't Try This At Home, Whiplash, Championship Manager 03-04, Legacy of Kain: Defiance, Deus Ex: Invisible War and Hitman 3: Contracts.

    Notes

    1. Certain statements made in this announcement with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act of 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including, without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in reports and filings made by Eidos plc with the SEC. The Company undertakes no obligation to update any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

    2. The Company name and other brand and/or product names referred to in this statement are registered trademarks or trademarks pending registration in accordance with the relevant national laws worldwide. All rights reserved.


    CONTACT: Eidos plc
             Mike McGarvey or Stuart Cruickshank, 44 20 8636 3000
                 or
             Brunswick
             Jonathan Glass or James Crampton, 44 20 7404 5959
                 or
             Nina Pawlak, 212 333 3810